October 18, 2018

Stephen P. Carey
Vice President, Finance and Chief Financial Officer
ANI Pharmaceuticals, Inc.
210 Main Street West
Baudette, MN 56623

       Re: ANI Pharmaceuticals, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           File No. 001-31812

Dear Mr. Carey:

        We have reviewed your September 18, 2018 response to our comment letter and have the following comment. In our comment we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

5. Intangible Assets
Definite-lived Intangible Assets
Acquisition of New Drug Applications and Product Rights, page 89

1. We acknowledge your response to comment 1 in our letter dated September 7, 2018.
      With respect to the Product Rights Acquired from AstraZeneca, your response does not consider risks, other than marketing and promotional risks. At a minimum, please address the following potential risks:
        The drugs are intended to treat significantly different conditions which bear the risk of potentially different long-term side effects. Branded drugs are subject to litigation which may not occur for years after being marketed;
        Each drug has a significantly different potential customer base with different
 Stephen P. Carey
ANI Pharmaceuticals, Inc.
October 18, 2018
Page 2
             regulatory risks;
             Each drug has different risks with respect to being on drug formulary lists; and
             Although the products have been marketed for more than 17 years, the competition differs for each of the different drugs, despite the lack of promotional activity for the drugs.

         In light of the risks, other than marketing and promotional risk, please tell us why you believe the product rights acquired from AstraZeneca do not have significantly different risk characteristics and thus meet the "practical screen" test in ASC 805-10-55-5A through
         55-5C. If the acquisitions do not meet the "practical screen test" please address each of the criteria in ASC 805-10-55-5E in determining whether or not a substantive process was acquired, that together with the input acquired, significantly contribute to the ability to create outputs.
      You may contact Vanessa Robertson at 202-551-3649 or Mary Mast at
202-551-
3613 with any questions.



FirstName LastNameStephen P. Carey                               Sincerely,
Comapany NameANI Pharmaceuticals, Inc.
                                                                 Division of
Corporation Finance
October 18, 2018 Page 2                                          Office of
Healthcare & Insurance
FirstName LastName